July 3, 2024

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

       Re: Ostin Technology Group Co., Ltd.
           Registration Statement on Form F-1
           Filed June 28, 2024
           File No. 333-280614
Dear Tao Ling:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   William S. Rosenstadt, Esq.